UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K (this “Report”) is filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-211938) and the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. all previously filed with the SEC.

Attached hereto and incorporated by reference herein as Exhibits 1.1 and 5.1 (which includes Exhibit 23.1), respectively, are the Underwriting Agreement entered into by Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) with Barclays Capital Inc., dated June 9, 2016, and the legal opinion and consent of Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices, Israeli legal counsel to the Registrant.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Report contains certain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this Report to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines “bookings” and “backlog” as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome (each, expected in mid-to-late 2016), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the 2015 Annual Report and subsequent SEC filings. The Company assumes no obligation to update the information in this Report to reflect new information, future events or otherwise, except as required by law.

EXHIBITS

Exhibit #	Description

1.1	Underwriting Agreement dated June 9, 2016, between Barclays Capital Inc., as sole underwriter, and Orbotech Ltd.

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices (Israeli counsel to the Registrant).

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ RAN BAREKET
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: June 15, 2016

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